EXHIBIT 99.5

Subject: OpenText and Zix

Dear Future Colleagues,

I am excited that OpenText has entered into a definitive agreement to acquire Zix, and I look forward to welcoming you to the OpenText team in the near future.

Throughout this process, our team has been consistently impressed by both the technology and the quality of the team that you have built. Zix is a truly impressive company, and we look forward to working together to continue your success.

For those of you not familiar with OpenText, we are the market leader in Information Management, with more than 14,000 employees around the globe. We have already invested heavily in Cyber Resilience through Webroot security and Carbonite data protection, and I look forward to adding your market-leading email encryption, threat protection and compliance cloud solutions to the OpenText Security and Protection Cloud.

Together, we will integrate our solutions to create a powerhouse SMB platform for data protection, threat management, email security and compliance solutions, which your strong channel and go-to-market operations will help to continue growing.

I’m glad you were able to meet our EVP of SMB/C Sales, Prentiss Donohue and our Chief Product Officer, Muhi Majzoub on your all-employee Zoom call this morning, and I know that Prentiss is looking forward to meeting some of you in person this Wednesday in Gulf Breeze.

This is a great opportunity for both OpenText and Zix, and I can’t wait to meet with all of you in person very soon.

Mark

Mark. J. Barrenechea

OpenText CEO & CTO

markb@opentext.com